KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

January 13, 2004

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

04012157

JAN 1 3 2004

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

SUPPL

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's January 7, 2004 press release discussing the Company's receipt of European Union antitrust approval for EDITIS.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Sincerely,

Garth B. Thomas

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.

30821550.WPD

LAGARDERE



PRESS RELEASE

LAGARDERE RECEIVED EU ANTITRUST APPROVAL FOR EDITIS

LAGARDERE received EU antitrust approval for purchasing approximately 40% of EDITIS consolidated revenue, in line with its December 2, 2003 proposal.

As a result, HACHETTE LIVRE becomes No. 6 worldwide (No. 11 before the EDITIS transaction) which illustrates the offensive strategy of LAGARDERE MEDIA in Book Publishing.

Larousse, Anaya, Dalloz, Dunod, Armand Colin, Chambers and Harrap will strengthen HACHETTE LIVRE and more broadly LAGARDERE MEDIA in their different specialties, thanks to their complementarities, international presence and strong development potential. This acquisition makes LAGARDERE the No. 1 book publisher both in France and Spain, and at the same time will allow LAGARDERE to recover its investment capacity. LAGARDERE and HACHETTE LIVRE in particular, which is headed by Arnaud Nourry, enthusiastically welcome these valuable brands and their teams.

In parallel, the integration process will start under HACHETTE LIVRE leadership in close connection with LAGARDERE Corporate and the involved EDITIS book imprints and following employee representatives information and consultation.

LAGARDERE will now begin a period where it will review the bids for the EDITIS properties that will not be retained. In its shareholders' interest, LAGARDERE will favor a one block sale solution.

LAGARDERE is keen to stress the excellent working relationship that prevailed all along the investigation with Commissioner Monti and his teams.

Paris, January 7, 2004

Press Contacts:

Thierry FUNCK-BRENTANO tel. : 33.1.40.69.16.34 tfb@lagardere.fr
Arnaud MOLINIE tel. : 33.1.40.69.16.72 amolinie@lagardere.fr

Investor Relation Contact:

Alain LEMARCHAND tel. : 33.1.40.69.18.02 alemarchand@lagardere.fr